WEXLER BURKHART HIRSCHBERG & UNGER LLP ATTORNEYS AND COUNSELORS AT LAW 377 OAK STREET CONCOURSE LEVEL C2 GARDEN CITY, NEW YORK 11530
STEPHEN B. WEXLER DAVID HIRSCHBERG MARTIN P. UNGER IAN J. FRIMET	TELEPHONE (516) 222-2230	ERROL A. BURKHART (8/38 –11/11)
FACSIMILE: (516) 745-6449
ASSOCIATE MARIO C. LATTUGA
GENERALINFO@WBHULAW.COM
OF COUNSEL JOLIE G. KAHN JOEL B. MEIROWITZ		WWW.WBHULAW.COM

November 8, 2017

VIA EDGAR

Bernard Nolan, Esq.

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Inpixon Proxy Statement on Schedule 14A

The purpose of this letter is to confirm that the below table has been inserted on p. 26 of the aforesaid proxy statement in lieu of the table filed in Amendment No. 1 to Schedule 14A, which was filed on November 6, 2017:

Proposed Ratio	Number of Common Shares Authorized	Approximate Number of Common Shares Outstanding	Approximate Number of Unreserved Common Shares Available for Future Issuance
1-for-5	50,000,000	3,211,027	46,788,973
1-for-50	50,000,000	321,103	49,678,897

I confirm that the above table will be set forth as above in the Definitive Schedule 14A to be filed upon your approval to so file.

Thank you for your consideration in this matter.

Very truly yours,

Jolie Kahn